

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Bruce Lewis
Chief Executive Officer
Bullet ID Corp
1018 Finch Avenue West, Suite 404
Toronto, Ontario, M3J 3L5

      Re: Bullet ID Corp
          Offering Statement on Form 1-A
          Filed July 11, 2022
          File No. 024-11933

Dear Mr. Lewis:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Josh Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology